SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 12(d)(1)(J) EXEMPTING APPLICANTS FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(C) OF THE INVESTMENT COMPANY ACT OF 1940

VAN ECK VIP TRUST
VAN ECK FUNDS
VAN ECK ASSOCIATES CORPORATION
MARKET VECTORS ETF TRUST
File No. 812-13846

335 Madison Avenue, 19th Floor
New York, New York 10017

Communications, Notice, and Order to:

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

Copies to:

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

Page 1 of 9 sequentially numbered pages

as filed on
November 18, 2011

I. INTRODUCTION

          Van Eck VIP Trust (f/k/a Van Eck Worldwide Insurance Trust) (“VIP”), Van Eck Funds and Market Vectors ETF Trust (“Market Vectors”) (each a “Trust” and collectively, the “Trusts”), and Van Eck Associates Corporation (the “Adviser” and together with the Trusts, “Applicants”) hereby file this application (“Application”) with the United States Securities and Exchange Commission (the “Commission”) for an order (the “Order”) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C) of the Act. The Order would amend a prior order issued by the Commission under Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) (“Prior Order”).1

          The Prior Order permits certain series of the Trusts (“Funds”) to operate as funds of funds (“Fund of Funds”) that will invest in other Funds that are part of the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the Act) as the Funds of Funds (“Prior Affiliated Underlying Funds”) and also in other registered open-end management investment companies and unit investment trusts that are not part of the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the Act) as the Fund of Funds (“Prior Unaffiliated Underlying Funds”). The Prior Affiliated and Prior Unaffiliated Underlying Funds are collectively referred to as the “Prior Underlying Funds.” The relief also permits the Prior Underlying Funds, their principal underwriters and any broker or dealer to sell shares of the Prior Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(l)(B) of the Act. Applicants seek to amend the Prior Order in order to permit the Funds of Funds to invest in securities issued by registered closed-end investment companies (including any “Business development company” as defined by Section 2(a)(48) of the Act) (collectively, “Closed-End Funds”) that may or may not be part of the “same group of investment companies”2 as the Fund of Funds, in addition to the Prior Underlying Funds (the Closed-End Funds, together with the Prior Underlying Funds, the “Underlying Funds”) in excess of the limits imposed by Sections 12(d)(1)(A) and12(d)(1)(C) of the Act. 3,4 Each Fund of Funds will comply with the terms and conditions of the Prior Order, as amended by this Application.

          The Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[1]	In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order).

[2]

For purposes of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

[3]

All entities that currently intend to rely on the requested Order have been named as Applicants and any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. Applicants request that the relief also apply to any other existing or future registered open-end management investment company that is part of the same group of investment companies, as defined in section 12(d)(1)(G) of the Act, as the Funds.

[4]

To ensure that the Closed-End Funds are covered by the conditions of the Prior Order, the terms “Affiliated Underlying Funds” and “Unaffiliated Underlying Funds” are modified for purposes of this Application to include Closed-End Funds.

II. APPLICANTS

          As noted in the application for the Prior Order (the “Prior Application”),5 VIP is a business trust organized under the laws of Massachusetts on January 7, 1987 and is registered under the Act as an open-end management investment company. VIP currently consists of four Funds, each with its own investment objective and policies. Additional Funds of VIP may be added in the future. The shares of each VIP Fund currently are offered and sold through registered separate accounts of insurance companies that are not affiliates of the Adviser (“Registered Separate Accounts”) and unregistered separate accounts of insurance companies that are not affiliates of the Adviser (“Unregistered Separate Accounts” and, together with the Registered Separate Accounts, the “Separate Accounts”).

          Van Eck Funds is a business trust organized under the laws of Massachusetts on April 3, 1985 and is registered under the Act as an open-end management investment company. Van Eck Funds currently consists of four Funds, each with its own investment objective and policies. Additional Funds of Van Eck Funds may be added in the future. The shares of these Funds are offered and sold to retail and institutional investors and are not offered and sold through Separate Accounts.

          Market Vectors is a statutory trust organized under the laws of the State of Delaware on March 15, 2001 and is registered under the Act as an open-end management investment company. Market Vectors currently consists of 45 Funds, which operate as exchange-traded funds with shares that are sold on national securities exchanges at negotiated prices. Additional Funds of Market Vectors may be added in the future. Each Fund offered by Market Vectors seeks to replicate, as closely as possible, (before fees and expenses) the price and yield performance of its underlying index or, in the future, may be actively managed and not seek to replicate the performance of an underlying index.

          The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 and is organized as a Delaware corporation whose shares are privately owned by individuals. The Adviser is the investment adviser for each of the Funds and may employ affiliated and unaffiliated sub-advisers. The Adviser also may provide custody, administration, transfer agency, portfolio accounting, dividend disbursing, auditing, and ordinary legal services to the Funds it advises.

III. APPLICANTS’ PROPOSAL

          Applicants are proposing a structure that is substantially similar to that proposed in the Prior Application, although Applicants are now requesting an order allowing for investments in the Closed-End Funds in excess of the limits imposed by Sections 12(d)(1)(A) and 12(d)(1)(C) of the Act, in addition to investments in the Prior Underlying Funds permitted by the Prior Order. Applicants believe that each Fund of Funds will enable investors to create a comprehensive asset allocation program with just one investment and provide a simple, convenient and cost-efficient program for investors who are able to identify their investment goals and risk tolerances but may not be comfortable deciding how to invest their assets to achieve those goals.

IV. REQUEST FOR ORDER

          Applicants request an order pursuant to Section 12(d)(1)(J) of the Act granting the relief requested in this Application. Section 12(d)(1)(J) allows the Commission to “exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section

[5]

Van Eck Worldwide Insurance Trust, et al., 40-APP, File No. 812-13304 (May 3, 2007). Capitalized terms not otherwise defined in this Application have the same meaning ascribed to them in the Prior Application.

12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.” Applicants submit that their request for exemptive relief meets the respective standards for relief under Section 12(d)(1)(J) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

          Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

          Section 12(d)(1)(C) provides, in pertinent part, that “[i]t shall be unlawful for any investment company (the ‘acquiring company’) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.” Applicants are requesting relief to invest in Closed-End Funds in excess of the limits imposed by Sections 12(d)(1)(A) and12(d)(1)(C) of the Act.

          For the reasons described in the Prior Application, Applicants believe that the terms and conditions of the Prior Order would largely address the concerns underlying section 12(d)(1) with respect to the acquisition by a Fund of Funds of shares of Closed-End Funds, including the layering of sales charges, advisory fees, and administrative costs, influence by an acquiring fund over the management of an acquired fund, the acquisition by an acquiring company of voting control of an acquired company, and the creation of a complex pyramidal structure which may be confusing to investors.

          Furthermore, Applicants believe that a Fund of Fund’s investments in Closed-End Funds raise fewer of the concerns designed to be addressed by Section 12(d)(1) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d)(1) is the potential for a fund to exercise undue influence over the management and operation of an Underlying Fund through the threat of large scale redemptions. This concern is not applicable to a Fund of Funds’ investments in Closed-End Funds because Closed-End Funds do not issue redeemable securities. Rather, sales will only be effected through transactions in the secondary market.6 Because these sales would not require the Closed-End Fund to alter its investments or deplete its assets, a Fund of Funds should not be able to influence the management or operation of a Closed-End Fund through threats of sales of shares.

          Another principal concern intended to be addressed by Section 12(d)(1) is the potential for a Fund of Funds to exercise undue influence over the management and operation of an Underlying Fund through the voting by a Fund of Funds of shares of an Underlying Fund. In this regard, Closed-End Funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to open-end the fund. By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances where shareholder approval is required under the Act. Therefore, there may be a greater opportunity for a

[6]

Applicants note that a Fund of Funds would purchase and sell shares of a Closed-End Fund through secondary market transactions at market prices rather than through principal transactions with the Closed-End Fund at net asset value. Applicants are not requesting Section 17(a) relief to acquire shares of Closed-End Funds and will not rely on the Section 17(a) relief granted in the Prior Order for such purpose.

Fund of Funds to exercise influence over the management and operations of a Closed-End Fund through voting power than is the case with respect to open-end funds.7 To address this concern with respect to investments in Closed-End Funds, Applicants submit that, with respect to a Fund of Fund’s investments in Closed-End Funds, each such Fund of Funds and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act controlling, controlled by, or under common control with the Fund of Funds or advised by the Adviser or by any person controlling, controlled by, or under common control with the Adviser (collectively, the “Group”) and any Fund of Funds Subadviser, any person controlling, controlled by or under common control with the Fund of Funds Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Subadviser or any person controlling, controlled by or under common control of with the Fund of Funds Subadviser (“Subadviser Group”) will vote its shares of the Closed-End Fund in the same proportion as the vote of all other holders of such Closed-End Fund’s shares regardless of whether the Group or Subadviser Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an Underlying Fund. This condition would preclude the Group and/or Subadviser Group from influencing the management or operation of a Closed-End Fund, including the outcome of a shareholder proposal, through the acquisition by a Fund of Funds of voting control of a Closed-End Fund.

          In addition, Separate Accounts may invest in Closed-End Funds. A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of a Closed-End Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Closed-End Fund in the same proportion as the vote of all other holders of the Closed-End Fund’s shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

V. SUPPORTING PRECEDENT

          Similar relief has been issued to funds of funds organized as open-end funds, except that prior orders do not extend relief to fund of funds investments in closed-end funds. See, e.g., EQ Advisors Trust, et al., IC Rel. No. 29336 (June 30, 2010) (order) and IC Rel. No. 29294 (June 4, 2010) (notice); In the Matter of DFA Investment Dimensions Group Inc., et al., IC Rel. No. 28654 (Mar. 24, 2009) (order) and IC Rel. No. 28637 (Feb. 26, 2009) (notice); In the Matter of ING Partners, Inc., et al., IC Rel. No. 27142 (Nov. 8, 2005) (order) and IC Rel. No. 27116 (Oct. 12, 2005) (notice); In the Matter of Metlife Investors USA, et al., IC Rel. No. 27059 (Sept. 7, 2005) (order) and IC Rel. No. 27028 (Aug. 11, 2005) (notice).

          Applicants can think of no policy reason to restrict Section 12(d)(1) exemptive relief to investments in open-end funds. In fact, the Commission has generally granted relief from Section 12(d)(1) similar to that requested in this Application for funds of funds organized as unit investments trusts investing in affiliated and unaffiliated open-end and closed-end funds. See, e.g., In the Matter of First Trust Portfolios, L.P., et al., IC Rel. No. 26297 (Dec. 17, 2003) (order) and IC Rel. No. 26261 (Nov. 21, 2003) (notice); In the Matter of Matrix Capital Group, Inc., et al., IC Rel. No. 26197 (Sept. 30, 2003) (order) and IC Rel. No. 26173 (Sept. 4, 2003) (notice); In the Matter of Nuveen Investments, et al., IC Rel. No. 24930 (April 6, 2001) (order) and IC Rel. No. 24892 (Mar. 13, 2001) (notice); In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, IC Rel. No. 24566 (July 25, 2000) (order) and IC Rel. No. 24548 (June 29, 2000) (notice).

[7]

As the Commission observed in the Report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 324 (1966), “the power to vote a significant block of stock of a closed-end company may present the potential for exercise of control.”

VI. APPLICANTS’ CONDITIONS

          Applicants agree that the Order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except for condition 1 to the Prior Order, which is revised as follows:

          The members of the Group will not control (individually on in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund of Funds’ investment in an Unaffiliated Underlying Fund that is a Closed-End Fund, the Group and any Subadviser Group (except for any member of the Group or Subadviser Group that is a Separate Account) will vote its shares in the same proportion as the vote of all other holders of the same type of shares of such Closed-End Fund. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Underlying Fund, the Group or a Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Underlying Fund, then the Group or the Subadviser Group (except for any member of the Group or Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares. This condition will not apply to a Subadviser Group with respect to an Unaffiliated Underlying Fund for which the Fund of Funds Subadviser or a person controlling, controlled by or under common control with the Fund of Funds Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or the sponsor (in the case of an Unaffiliated Trust).

          A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

VII. PROCEDURAL MATTERS

          Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the cover page of this Application.

          All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

VIII. NAMES AND ADDRESSES

          The following are the names and addresses of Applicants:

Van Eck VIP Trust
Van Eck Funds
Market Vectors ETF Trust
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

IX. AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Joseph J. McBrien is authorized to sign and file this document on behalf of the Trusts pursuant to the general authority vested in him as a Senior Vice President and Secretary of the Trusts; and Van Eck Associates Corporation pursuant to the general authority vested in him as a Senior Vice President.

VAN ECK VIP TRUST

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

VAN ECK FUNDS

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

VAN ECK ASSOCIATES CORPORATION

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

Verification of Application

          The undersigned states that he has duly executed the attached Application for an order, dated November 18, 2011 for and on behalf of Van Eck VIP Trust, Van Eck Funds, Market Vectors ETF Trust and Van Eck Associates Corporation; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. McBrien

Joseph J. McBrien	November 18, 2011